Skadden, Arps, Slate, Meagher & Flom

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Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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November 14, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Kyle Wiley

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974)

Dear Ms. Jacobson, Mr. Littlepage, Mr. Wiley and Mr. Kauten,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we thank the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for the prompt review of the Amendment No.1 to the Company’s registration statement on Form F-4 filed with the Commission on November 4, 2022 (the “Amendment No.1”) and submit this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2022 with respect to the Amendment No.1.

U.S. Securities and Exchange Commission

November 14, 2022

Concurrently with the submission of this letter, the Company is filing the Amendment No. 2 to the registration statement on Form F-4 (the “Amendment No. 2”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2. In addition to the changes made in response to the Staff’s comments, the changes reflected in the Amendment No. 2 also include the updated unaudited condensed financial information for the nine months ended September 30, 2022 for COVA Acquisition Corp. and the corresponding updated pro forma financial information.

The Company endeavors to have the registration statement declared effective as soon as practicable by November 18, 2022 and would be grateful for the Staff’s review and continued support.

Recent Developments of ECARX, page 32

1.	We note your discussion of preliminary results for the quarter ended September 30, 2022. In order to provide a more balanced presentation, please revise your presentation to also disclose your estimated expenses and net income/loss for the period in addition to your current presentation of estimated revenue and cost of revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amendment No. 2.

Regulation on Foreign Investment, page 232

2.	We note your statement that the research and manufacture of certain automobile devices in China falls within the encouraged category for foreign investment. Please revise your filing to clarify the practical effect to you of this designation.

In response to the Staff’s comment, the Company has revised the disclosure on page 217 of the Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information Ownership, page 261

3.	Refer to Adjustment (E). Since the Lotus Note will be converted into 1,052,632 ECARX Class A ordinary shares at closing, please include such shares among Total Ordinary Shares Outstanding at Closing (instead of a potential source of dilution).

U.S. Securities and Exchange Commission

November 14, 2022

In response to the Staff’s comment, the Company has revised the disclosure on page 262 of the Amendment No. 2 and has made corresponding revisions to disclosures on pages 16, 20-22, 38-40, and 132-134 of the Amendment No. 2.

4.	Refer to Adjustment (G). We note hereunder and elsewhere in your filing that the Investor Notes will be converted into ECARX Class A ordinary shares at a conversion price of US$11.50 per share (up to 5,652,174 ECARX Class A ordinary shares). However, it appears that neither the conversion price nor the conversion shares are stipulated in the Investor Note Agreement (October 25, 2022) under Exhibit 10.23. Please cite your basis for the conversion terms, including any addendum to the subject agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 263 of the Amendment No. 2 and has re-filed the Convertible Note Purchase Agreement under Exhibit 10.23 to the Amendment No. 2 to include the Form of Convertible Senior Note under Schedule 1 of the Convertible Note Purchase Agreement, which stipulates the conversion price and other conversion terms for the Investor Notes.

Unaudited Pro Forma Combined Statement of Operations For the Six Months Ended June 30, 2022, page 265

5.	We note your response to prior comments 1 and 2. It is unclear why the pro forma condensed combined statements of operations for the interim period and the year ended December 31, 2021 do not include autonomous entity adjustments that would remove revenues and cost of revenues associated with the businesses spun off to Hubei ECARX VIE, including but not limited to the Daimler contract (AI voice products signed by Hubei ECARX on March 5, 2020), the Internet Map Service of Hubei ECARX, mapping activities and ICP License. Please revise and provide clarifications in the accompanying notes, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 271-272 of the Amendment No. 2. The Company respectfully advises the Staff that the Company has not generated any revenues from activities in association with the Internet Map Service, mapping activities and ICP License, as they are still in research and development stage.

Adjustments to Unaudited Pro Forma Combined Statement of Operations 4. Loss per Share, page 272

6.	Refer to footnote (1). Please revise so that the Pro Forma Shares Outstanding to calculate Loss per Share are consistent with the Total Ordinary Shares Outstanding at Closing on page 261. Please note that the shares underlying the Lotus Note and the strategic investments that would be issued at closing would be considered outstanding and not contingently issuable that would have been otherwise antidilutive.

U.S. Securities and Exchange Commission

November 14, 2022

In response to the Staff’s comment, the Company has revised the disclosure on page 274 of the Amendment No. 2.

Notes to Unaudited Condensed Consolidated Financial Statements 1. Summary of significant accounting policies (b) Reorganization, page F-66

7.	We note your response to prior comment 3. Please clarify in your disclosure that the temporary transfers to third parties that were returned to you did not include the equity interests that led you to deconsolidate Hubei Dongjun Automotive Electronic Technology Co., LTD and Suzhou Photon-Matrix Optoelectronics Technology Co. Ltd.

In response to the Staff’s comment, the Company has revised the disclosure on page F-67 of the Amendment No. 2.

*         *         *

U.S. Securities and Exchange Commission

November 14, 2022

If you have any questions regarding the Amendment No. 2, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com, or Brian Breheny by phone at +1 202 371 7180 or via email at brian.breheny@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP